BY-LAWS AMENDMENT OF

GLOWPOINT, INC.

(hereinafter called the “Corporation”)

Adopted as of January 26, 2008

Pursuant to the Corporation’s Amended and Restated Certificate of Incorporation, as amended, the Directors of the Corporation hereby amend the by-laws as follows:

1.	All references in the by-laws to “Vice President” shall be replaced by “Executive Vice President”.

2.	Section 4.1 of the by-laws is amended and restated in its entirety as follows:

“Section 4.1 General. (a) The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Executive Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

(b)  The President may, in his discretion, choose one or more vice presidents, who shall not be officers of the Corporation and shall not perform any policy-making function on behalf of the Corporation. The vice presidents shall have such duties and responsibilities as may be assigned to them by the President.”